

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045427

February 18, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/18/2005

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2004

Dear Ms. Leung:

This is in response to your letter dated December 29, 2004 concerning the shareholder proposals submitted to Bristol-Myers by SEIU Master Trust, Portfolio 21, Catholic Healthcare West, and Evelyn Y. Davis. We also have received a letter from Evelyn Y. Davis dated January 12, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 2 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: SEIU Master Trust and co-proponents
c/o SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Evelyn Y. Davis
Watergate Office Building
2600 Virginia Ave. N.W. Suite 215
Washington, DC 20037



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

1934 Act, Section 14(a)
Rules 14a-8(i)(10) and (i)(11)

December 29, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposals Submitted by SEIU Master Trust and Mrs. Evelyn Davis

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials each of two stockholder proposals and statements of support addressing the same subject-matter, submitted respectively by SEIU Master Trust ("SEIU") and Mrs. Evelyn Davis (the "Proponents") for inclusion in the Company's 2005 proxy materials. We were subsequently informed by Portfolio 21 and several organizations associated with the Interfaith Center on Corporate Responsibility ("ICCR") that they were co-filers with SEIU. We are sending copies of this letter to SEIU, Mrs. Davis, Portfolio 21 and a representative of the ICCR as formal notice of the Company's intention to exclude the Proposals from its proxy materials.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with copies of the Proposals as Exhibits A & B.

It is our opinion that each of the proposals, including that submitted by SEIU (the "SEIU Proposal") and the proposal submitted by Mrs. Davis (the "Davis Proposal"), is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented each of them.

In the alternative, if the Staff does not concur that the Company may omit the SEIU Proposal under Rule 14a-8(i)(10) as substantially implemented, it requests the Staff's concurrence that it may exclude the Davis Proposal under Rule 14a-8(i)(11) because it substantially duplicates the SEIU Proposal which was previously submitted to the Company. We note that the Staff determined in the last proxy season that the very same two proposals were substantially duplicative for these purposes. See Bristol-Myers Squibb Company (January 30, 2004). We enclose a copy of that no-action letter for the Staff's convenience, as Exhibit C.

I. Rule 14a-8(i)(10): The SEIU Proposal and the Davis Proposal

The Company has substantially implemented each of the Proposals, and believes that it may exclude each under Rule 14a-8(i)(10).

Federal law prohibits the Company from making direct or indirect contributions to candidates or political parties at the federal level, and some states have similar laws. However, Bristol-Myers does make contributions to certain permitted organizations and has organized a political action committee ("PAC") that solicits voluntary contributions from employees to support candidates for federal, state, and local offices, as permitted by law.

On December 7, 2004, the Bristol-Myers Board of Directors (the "Board") approved a resolution (the "Board Resolution") directing that information regarding political contributions be disclosed on the Company's website. The Board Resolution states:

> RESOLVED, the company shall publish on the company's website on an annual basis, all political contributions made to political committees, parties or candidates on both state and federal levels, identifying the names of recipients and specific amounts contributed, and any other information the company deems appropriate, beginning with contributions made in the calendar year ending December 31, 2004.

Pursuant to the Board Resolution, the Company will disclose on its corporate website, information regarding contributions that Bristol-Myers and /or the PAC have made to political committees, parties, or candidates on both state and federal levels, identifying the names of recipients, amounts contributed, and other information the Company believes would be useful to stockholders and appropriate. The information will be included on a separate page on the Company's website. The Company expects to begin publishing on its website information about political contributions by March 31, 2005 and no later than the date of the Company's 2005 Annual Meeting of Stockholders. The website page will include contributions made during the Company's 2004 fiscal year, and will be updated annually.

As the Staff is aware, a proposal need not be fully effected in order to be excludable under Rule 14a-8(i)(10). Prior to 1983, the Staff permitted exclusion of stockholder proposals under Rule 14a-8(c)(10), the predecessor to 14a-8(i)(10), only where the proposal had been fully effected. However, in 1983 the SEC announced an interpretive change to permit omission of proposals that had merely been "substantially implemented." See Securities Exchange Act Release No. 20091 (August 16, 1983).

Accordingly, it is not necessary for the Company to address all aspects of the Proposal to be entitled to relief under Rule 14a-8(i)(10). In Mattel (March 16, 2004), for instance, the Staff concurred that the company could exclude a shareholder proposal that it report annually on its "philanthropy" contributions where the company indicated it would provide website disclosure of substantially the same information sought in the proposal. See also, e.g., The Gap (March 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (the Staff concurred that the proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal).

We begin our analysis with the SEIU Proposal. The resolution portion of the SEIU Proposal states:

> *RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in the aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations, and related expenditures of money and other resources and be posted on the company's website.*

The SEIU Proposal asks that the Company report to shareholders on "company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including Section 527 organizations, and related expenditures of money and other resources and be posted on the company's website." As noted above, the Company will post on its website contributions made by Bristol-Myers and/or the PAC to state and federal candidates, political parties, political committees and organizations such as those formed under Section 527. The Company shall, furthermore, identify individually, and not in aggregate, the names of recipients, the amounts contributed, and any other information the Company believes would be useful and appropriate. The Company also will include information on its website about the sponsorship of the PAC, including general information about the involvement of Company personnel and the approximate administrative costs associated with that sponsorship.

The Company's decision to disclose this information on its website is finite, and the Company is committed to including at a minimum all the details described above no later than the date of its 2005 Annual Meeting of Stockholders. In Mattel (March 5, 2004) (Staff response prior to reconsideration), the company's initial submission to the Staff, by contrast, did not include final information, as the matter was still in flux due to an ongoing strategic planning process involving the charitable foundation in question, and there was no indication that disclosure was compelled by resolution or other action of the board of directors. See Intel

Corporation (March 11, 2003) (granting relief where shareholder proposal requesting shareholder vote to add shares to certain plans was substantially implemented by similar board resolution).

We also note that the SEIU Proposal asks that the Company report annually in a "separate report" or "comprehensive report." As described above, the Company will disclose information about contributions by Bristol-Myers and /or the PAC in a self-contained, comprehensive manner in a separate section of our website. The Proponent does not indicate what it means by "report," and it does not indicate -- and we do not believe that it means -- that the Company should go to the extraordinary expense of printing and mailing a printed report to each of our stockholders. Even if the Proponent did have that intent, the Staff has permitted companies to exclude proposals seeking "reports" under Rule 14a-8(i)(10) where a company provided website disclosure of information sought by the proponent. See, e.g., Mattel (March 16, 2004) (granting relief where the proposal requested that the board annually report in writing money spent on philanthropy and the company provided website disclosure of philanthropy contributions); Xcel Energy, Inc. (February 17, 2004) (granting relief where the proposal requested a report to shareholders regarding reduction of carbon dioxide and other emissions and the company, among other things, posted a report addressing these issues on its website); The Gap, supra, (granting relief where the proposal requested a "report" on child labor practices of the company's suppliers and the company noted, among other things, that information regarding its Vendor Code and monitoring programs was on its website); Exxon Mobil Corporation (January 24, 2001) (granting relief where the proposal requested that the company review a pipeline project, develop criteria for its involvement in the project, and "report" the results to shareholders, and the company provided website disclosure of the results of its review and additional information regarding the project).

The Company is aware that the Staff denied relief under 14a-8(i)(10) for a proposal relating to political contributions in Exxon Mobil Corporation (March 5, 2004). In Exxon, the company argued that information was available on the company's website and through publicly available reports. Additionally, it was not clear that the company provided substantially all of the information requested by the proponent. By contrast, at inception, Bristol-Myers will provide information about political contributions in a single, easily-accessible location in the form of a comprehensive report included on a separate page of the Company's website, and that report will reflect substantially all information sought by the Proposals. Accordingly, the Exxon decision is inapposite and does not preclude a determination that the Company has substantially implemented either of the two Proposals.

We turn now to the Davis Proposal, which likewise has been substantially implemented. The resolution portion of the Davis Proposal states:

RESOLVED: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall

Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner.

The Davis Proposal urges the Board to provide disclosure of "each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made." As noted above, pursuant to the Board Resolution, the Company will publish in a separate section of its website detailed information about the contributions of Bristol-Myers and/or the PAC for the calendar year ending December 31, 2004. The Company shall, furthermore, identify individually, and not in aggregate, the names of recipients, the amounts contributed, and any other information the Company believes would be useful and appropriate.

The Proposal also seeks disclosure of resources devoted to attempts to influence legislation, or participation in citizen initiatives, which are activities that the Company may participate in from time to time in support of its products and services. While the Company does not intend to include information about these activities on its website, as discussed above it need not implement each and every component of the proposal in order to have substantially implemented the Davis Proposal for the purposes of Rule 14a-8(i)(10). Because these elements of the Proposal are impermissible matters of "ordinary business" under Rule 14a-8(i)(7), they in particular should not undermine the Company's position. The Staff has consistently held that proposals involving lobbying activities, including participation in citizen initiatives, in support of a company's products and services are excludable as "ordinary business." In General Electric Co. (January 29, 1997), for instance, the proposal involved the company's funding of "citizen ballot initiatives," and the Staff permitted its exclusion, noting in particular that it involved "lobbying activities which relate to the company's products." See also, e.g., Philip Morris Companies (February 17, 1998) (proposal to encourage FDA to set minimum prices for raw milk excludable as involving "lobbying activities concerning the products of one of [the company's] subsidiaries"); Northern States Power Co. (March 14, 1997) (proposal requesting that directors work with state and federal electric utility regulators on reform excludable as involving "the Company in the political or legislative process that relates to the Company's operation"); Philip Morris Companies (January 3, 1996) (proposal mandating the company refrain from certain legislative efforts excludable because it was "directed toward the Company's lobbying activities concerning its products"). Accordingly, the fact that the Company does not address these matters of "ordinary business" does not undermine the Proposal's excludability under Rule 14a-8(i)(10).

The Company notes that the Davis Proposal urges the Company to include information in newspaper advertisements, and then periodically in the Company's annual report to stockholders. Based on the precedent discussed above in connection with the SEIU Proposal, the fact that the Company plans to disclose the information on its website rather than in another form, such as costly newspaper advertisements, should not preclude a determination that the Davis Proposal has been substantially implemented. See, e.g., Xcel Energy, Inc., supra, (granting relief where the proposal requested that the company report to shareholders on issues relating to the reduction of carbon dioxide and other emissions and the company posted a report addressing these issues on its website). Bristol-Myers, furthermore, has developed a practice of including information of interest to stockholders on its website, including its press releases, SEC filings, and earnings releases. We accordingly believe that the corporate website is the most effective, and most cost-efficient, means, to communicate information about political contributions to stockholders, and is the place where stockholders will likely first look to find such information. Publication in select newspapers, by contrast, is not well designed to reach stockholders, especially those who reside in areas of the country not covered by the newspapers in question. In this case, because website publication would enhance rather than detract from the Proposal's objectives, we believe it should have no bearing on whether the Proposal has been "substantially implemented."

Accordingly, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits the SEIU Proposal and the Davis Proposal from its 2005 proxy materials under Rule 14a-8(i)(10).

II. Rule 14a-8(i)(11): The Davis Proposal

In the event the Staff does not concur that the SEIU Proposal is excludable under Rule 14a-8(i)(10), we respectfully request the Staff's concurrence that the Company may exclude the Davis Proposal under Rule 14a-8(i)(11) because it is substantially duplicative of the SEIU Proposal. The Company received the SEIU Proposal on May 4, 2004 (and received Portfolio 21's letter that it was a co-filer on June 25, 2004). The Company received the Davis Proposal on June 30, 2004.

Rule 14a-8(i)(11) permits the exclusion a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." This provision is intended "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

The Staff has already considered the same proposals in this context. In the 2004 proxy season, the Company received the same proposals from the same proponents, although in a different order (last year, the Company received Mrs. Davis' proposal first). The Staff concurred that the proposals were "substantially duplicative," and that the Company could exclude the later received proposal under Rule 14a-8(i)(11). See Bristol-Myers Squibb Company (January 30,

2004), a copy of which is enclosed as Exhibit C. Accordingly, we believe the Davis proposal is excludable under 14a-8(i)(11) in the event that the Staff does not concur that the SEIU proposal may be excluded under 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 28, 2005, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Thank you.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Service Employees International Union
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Mrs. Evelyn Davis
2600 Virginia Avenue, N.W., Suite 215
Washington, DC 20037

Portfolio 21
721 NW Ninth Avenue, Suite 250
Portland, OR 97209

Dan Rosan
Interfaith Center on Corporate Responsibility
Room 1842
475 Riverside Drive
New York, NY 10115

EXHIBIT A

Use of Shareholder Resources For Political Purposes

Whereas:

The pharmaceutical industry, and Bristol Myers Squibb Company in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Bristol Myers Squibb donated $1.59 million in 2002 in soft money and Political Action Committee funds, an increase of over 600 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at Bristol-Myers Squibb Company "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
The corporate political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition public backlash can harm a company's reputation and, as a result, its longer term business prospects.

RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on local, state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations and related expenditures of money and other resources and be posted on the company's website.

EXHIBIT B

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED


(202) 737-7755 OR
RECEIVED
JUN 30 2004
SANDRA LEUNG

Peter Dolan, CEO
BRISTOL MYERS SQUIBB
NYC, N.Y.

June 22, 2004

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 05. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of.......*shares, representing approximately 6.9% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

*...Please fill in correct figure

CC: SEC in D.C.

EXHIBIT C



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2004

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by the SEIU Master Trust, Camilla Madden Charitable Trust, Catholic Healthcare West and Portfolio 21. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L St, N.W.
Washington, DC 20005


RECEIVED
FEB - 9 2004
SANDRA LEUNG

 Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Service Employees International Union and Three Co-filers.

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2004 proxy materials a stockholder proposal and statement of support submitted by Service Employees International Union (the "SEIU") Master Trust (the "SEIU Master Trust") and three co-filers (collectively, the "Proponents") for inclusion in the Company's 2004 Proxy Materials. The proposal and supporting statement are collectively referred to as the "SEIU Proposal" and are enclosed herewith as Exhibit A.

We note that the SEIU Master Trust originally submitted a proposal to the Company on October 23, 2003 and submitted the revised SEIU Proposal to the Company on November 7, 2003 to replace the original proposal. We are treating the original proposal dated October 21, 2003 as withdrawn, but enclose a copy as Exhibit B herewith for your reference. The Company received the same SEIU Proposal from the Camilla Madden Charitable Trust on November 13, 2003, Catholic Healthcare West on November 19, 2003, and Portfolio 21 on December 11, 2003 (collectively, the "Co-Filers"). Each of the Co-Filers indicated the SEIU Master Trust was authorized to act on its behalf.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the SEIU Master Trust informing it of the Company's intention to omit the stockholder proposal and statement of support from the Company's 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the SEIU Proposal is excludable under Rule 14a-8(i)(11) because it is substantially duplicative of a proposal previously submitted by another proponent.

Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the registrant to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The SEC adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

It is implicit in Rule 14a-8(i)(11) that, in the case of substantially duplicative proposals, the proposal submitted first in time should be the one included in the proxy materials, and the Staff has consistently found that the proposal first submitted is the one to be included. See, e.g., Great Lakes Chemical Corporation, (March 2, 1998); and Pacific Gas and Electric Company (January 6, 1994). The Company received a copy of the Proponent's original proposal on October 23, 2003 and a copy of the revised SEIU Proposal on November 6, 2003, both well after receipt of a stockholder proposal and supporting statement that the Company received from Mrs. Evelyn Y. Davis on June 26, 2003 (the "Davis Proposal"), a copy of which is attached as Exhibit C. We intend to include the Davis Proposal in our 2004 Proxy Materials.

In our opinion, the SEIU Proposal is substantially duplicative of the Davis Proposal. To assist you in evaluating that conclusion, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

The SEIU Proposal:

"RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in the aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations, and related expenditures of money and other resources."

The Davis Proposal:

"RESOLVED: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C.,

Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

The Staff has consistently applied the Rule 14a-8(i)(11) exclusion to proposals that are substantially the same as previously submitted proposals for the same meeting. See, e.g., AT&T Corporation (January 26, 1999) (two substantially similar proposals received by the company); The New Germany Fund, Inc. (May 8, 1998) (same); Great Lakes Chemical Corporation (March 2, 1998) (same); and Bristol-Myers Squibb Company (January 26, 1998) (same).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company (February 1, 1993) (applying the "principal thrust" and "principal focus" tests); Siebel Systems, Inc. (April 15, 2003) (proposals relating to performance-based compensation); Sprint Corporation (February 1, 2000) (proposals relating to stockholder approval of "golden parachutes"); Excel Industries, Inc. (January 26, 1999) (proposals relating to the sale of the company); and Philip Morris Companies, Inc. (January 18, 1995) (proposals relating to separation of tobacco portion of business from non-tobacco portion).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects stockholders from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the stockholders' will because the board does not have clear terms on which to proceed where duplicative proposals, while sharing the same subject matter, differ as to terms, breadth or intended implementation. See, e.g., General Electric Company (January 22, 2003) (a proposal requiring a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requiring publication of a report comparing compensation of executives and other employees); Centerior Energy Corporation (February 27, 1995) (proposals relating to (a) freezing executive compensation, (b) reducing executive compensation and eliminating executive bonuses and (c) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options); Pinnacle West Capital

Corporation (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to stockholders was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to stockholders); Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); and Procter & Gamble Company (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds). In other instances, the Staff has permitted the exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. See, e.g., Monsanto Company (February 7, 2000).

In our opinion, Rule 14a-8(i)(11) permits us to omit the SEIU Proposal because the "principal thrust" or "principal focus" of the SEIU Proposal and the Davis Proposal is the same—both proposals address the disclosure of political contributions to stockholders and are targeted at the perceived excesses of political contributions. Both proposals require publication, although in different formats, of a variety of statistics related to the Company's support of political candidates and entities. Because the Company intends to include the Davis Proposal, which was received first in time, in its 2004 proxy materials, the SEIU Proposal should be excluded pursuant to Rule 14a-8(i)(11).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,



Sandra Leung,
Vice President and Secretary,

Enclosures

Copy to: Mr. Steve Abrecht, Executive Director of Benefits, SEIU
Ms. Louise Malone, SEIU

Use of Shareholder Resources for Political Purposes

Whereas:

The pharmaceutical industry, and Bristol Myers Squibb Company in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Bristol Myers Squibb donated $1.59 million in 2002 in soft money and Political Action Committee funds, an increase of over 600 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at Bristol-Myers Squibb Company "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
The corporate political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition, public backlash can harm a company's reputation and, as a result, its longer-term business prospects.

RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations and related expenditures of money and other resources.

Use of Shareholder Resources For Political Purposes

Whereas:

The pharmaceutical industry, and Bristol Myers Squibb Company in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Bristol Myers Squibb donated $1.59 million in 2002 in soft money and Political Action Committee funds, an increase of over 600 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at Bristol-Myers Squibb Company "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
The corporate political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition public backlash can harm a company's reputation and, as a result, its longer term business prospects.

RESOLVED: that the Board of Directors adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations, and related expenditures of money and other resources.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755 OR

CERTIFIED RETURN
RECEIPT REQUESTED

June 26,2003

Peter Dolan, CEO
BRISTOL MYERS SQUIBB,NYC

June 26,2003

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2004. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.

TOTAL P.01

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The proposal requests that the board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates on both state and federal levels.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bristol-Myers's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Michael R. McCoy
Attorney-Advisor

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

Re: BRISTOL MYERS

January 12, 2005 (Please disregard January 10, 2005 letter)

Office of the Chief Counsel
Division of Corporate Finance
SEC
Washington, D.C. 20549

It is OUTRAGEOUS what has been going on: For OVER 30 (thirty) years I have had the resolution dealing with "disclosure of political contributions in newspapers." NOW the SEIU union has beaten me to it. Last year I was FIRST on the proxy statement, and they were omitted. BEHIND my back the corporate secretary told THEM to give their resolution AT THE ANNUAL MEETING so that they could beat me to it. While this is NOT illegal, it surely is NOT ethical for a LARGE union to try to beat a HOLOCAUST survivor and innovator of THAT resolution to the timing. IT IS SCURRILOUS.

I JUST FINISHED DISCUSSING THIS MATTER WITH JOHN SWEENEY, CEO OF THE AFL-CIO. He will look into it. Last year some SEIU flunky had the audacity to call me and ask me if I would withdraw my stagger system resolution at Boston Properties, so that THEY (SEIU) could present their resolution. What GALL!!! Of course I would NOT. THEY CANNOT INTIMIDATE ME!!!!

As to the resolution, BRISTOL MYERS is NOT substantially implementing MY resolution re disclosure of political contributions in NEWSPAPERS. Their idea about "posting things on their WEBSITE" discriminates against many stockholders, including SENIOR CITIZENS who do not have a computer, or do not wish to go through the endless time to look up materials on company Websites. I AM ASKING FOR DISCLOSURE IN MAJOR NEWSPAPERS. Surely, some investors may live in small towns, but I have asked in my resolution to include the WALL STREET JOURNAL and USA TODAY to be recipients of SUCH disclosure. MOST investors certainly subscribe to both or either one of those two major NATIONAL newspapers!!

Also Bristol Myers discriminates against ME an individual investor, by ASSUMING that if the SEIU is upheld, it could eliminate ME. Quite the contrary, my resolution is VERY different and the Staff could well decide that SEIU could be eliminated, because they ask for disclosure on the Company's Website, VERSUS MY asking for disclosure in major newspapers, which subject apparently was not addressed last year. I WAS FIRST THEN and should have BEEN FIRST THIS YEAR. THEY STOLE MY RESOLUTION (or at least are TRYING). Also I ask in MY resolutions for Disclosure in subsequent reports to shareholders, which MEANS QUARTERLY reports, NOT annual as they ask, and the company will do

By the way, Bristol Myers was a RECENT NEW $250,000 donor to the BUSH 2005 Inaugural. I am a registered Republican, but I vote INDEPENDENT, usually a split ballot, for the BEST person.

IF I am not upheld, I ask for a review by the FULL COMMISSION. My resolution is not at all being IMPLEMENTED THEIR'S IS, but NOT mine. They should be knocked off the ballot, NOT me!!! No compulsory Internet use, please. If I am not UPHELD it would set a **DANGEROUS PRECEDENT** by allowing companies to use the internet instead of printed material on almost **ANYTHING**.

Sincerely,



Mrs. Evelyn Y. Davis

CC Peter Dolan, CEO
Bristol Myers

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2004

The first proposal requests that the board provide a report to shareholders on corporate resources devoted to supporting political entities or candidates. The second proposal recommends that the board direct management to report on each contribution made by Bristol-Myers in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation.

There appears to be some basis for your view that Bristol-Myers may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(11). We note that the first proposal will not be included in Bristol-Myers' 2005 proxy materials. Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser